FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 13, 2003

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Explanatory Note

This amendment is being filed to correct the signature block for the original filing on Form 6-K dated March 14, 2003. The signatory for the original filing should have been Erez Shachar, Chief Executive Officer and President of NUR Macroprinters Ltd.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment and the original report on Form 6-K filed on March 14, 2003, to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD.

Date: March 25, 2003	By: /s/ Erez Shachar Erez Shachar Chief Executive Officer and President